**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |
| SEC FILE NUMBER |
| 8-69479 |

**ANNUAL REPORTSFORM X-17A-5 PART III**

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Velocity Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**199 Water Street - 17th floor**
(No. and Street)

| **New York** | **New York** | **10038** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Matteo Amato** | **646-415-7805** | **mamato@velocitycapitalllc.com** |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**RSM US LLP**
(Name – if individual, state last, first, and middle name)

| **151 West 42nd Street, 19th floor** | **New York,** | **NY** | **10036** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| **9/24/2003** | **49** |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# Velocity Capital, LLC
## As of December 31, 2022
## And Report of Independent Registered Public Accounting Firm

*Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Documnet.*

**Velocity Capital, LLC**
**TABLE OF CONTENTS**

**This filing\*\* contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement ofcomprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12,as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

.

**OATH OR AFFIRMATION**

I, Matteo Amato, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Velocity Capital, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Matteo Amato
Name

Chief Financial Officer
Title

**Subscribed and sworn to before me**



ROBERT E MEYER
Notary Public - State of New York
NO. 01ME6358188
Qualified in Richmond County
My Commission Expires May 8, 2025

Manhattan 2/28/2023

**Velocity Capital, LLC**
**Index**

.



RSM US LLP

**Report of Independent Registered Public Accounting Firm**

Member
Velocity Capital, LLC

**Opinion on the Financial Statement**
We have audited the accompanying statement of financial condition of Velocity Capital, LLC (the Company) as of December 31, 2022, and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2021.

New York, New York
February 27, 2023

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

**Velocity Capital, LLC**
**Statement of Financial Condition**
**December 31, 2022**

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 18,850,589 |
| Securities owned, at fair value | | 11,660,310 |
| Securities borrowed | | 7,220,500 |
| Receivable from brokers, dealers and clearing organizations | | 3,437,686 |
| Other assets | | 642,926 |
| Total assets | $ | 41,812,011 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---:|
| Securities loaned | | 10,030,342 |
| Securities sold, not yet purchased, at fair value | | 9,354,322 |
| Accrued expenses and other liabilities | | 3,211,999 |
| Payable to broker, dealers and clearing organizations | | 106,729 |
| Accounts payable | | 675,816 |
| Total liabilities | | 23,379,208 |
| **Member's equity** | | 18,432,803 |
| **Total Liabilities and Member's Equity** | $ | 41,812,011 |

The  accompanying notes are an integral part of the financial statement.

.

## Note 1 – Organization and Nature of Business

Velocity Capital, LLC (the "Company"), a Nevada corporation formed on May 6, 2014, was a wholly owned subsidiary of VCT Holdings LLC ("VCT"), which VCT is ultimately wholly owned by Nexus Clearing, LLC ("Nexus"). Effective December 1, 2022, VCT transferred its ownership to VCT Holdings II ("Parent") which is the ultimate parent. The Company is a self-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA") and Options Clearing Corporation ("OCC"). The Company's principal business activities include securities borrow and securities loan activities, acting as a provider for broker dealers and financial institutions to borrow specific securities, and proprietary trading of U.S. equities and listed options. The Company is approved by FINRA and OCC to self-clear.

## Note 2 – Summary of Significant Accounting Policies

### Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's functional base currency is the U.S. Dollar, and no transactions are conducted in other currencies.

### Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the period. Actual results may differ from estimated amounts.

### Cash
The Company has all cash on deposit with major money center banks. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

### Furniture and Equipment
Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 5 years, less any permanent impairments. These balances of $70,956 are included in the Statement of Financial Condition in Other assets.

### Accounts Payable
The balances reported in Accounts payable predominantly consist of amounts owed to various vendors for securities related activities, these amounts owed are less than 60 days outstanding.

### Accrued Expenses and Other Liabilities
The balances reported in Accrued expenses and other liabilities predominantly consist of audit fees, legal fees, regulatory fees, and employee compensation.

### Income Taxes
The Company is a limited liability company and was not subject to federal and state income tax. The Company's income and loss are reported on its Parent income tax returns. The Parent is subject to NYC UBT and the Company reimburses its Parent for taxes incurred and attributable to the Company's income, which is reported in the Parent's tax return. The

amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

**Securities Borrowed Rebate Interest**

Securities borrowed and securities loaned transactions require the Company to deposit or return cash and other collateral with the lender.

**Trading Revenues**

The Company engages in trading activities for its own account. Securities that are held principally for resale are recorded at fair value with changes in fair value included in earnings. Securities owned and securities sold, not yet purchased, are valued at fair value.

**Note 3 - Derivative Instruments**

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, are carried at fair value, and include option contracts. Consistent with ASC 815, Derivatives and Hedging ("ASC 815"), the Company has made an accounting policy election to report the fair value fluctuations associated with derivative instruments in the same line as the hedged instrument. Fair values is based on quoted market prices.

The following table summarizes the fair value and notional value of derivatives financial instruments held at December 31, 2022:

| Asset Derivatives | Financial Statement Location | Fair Value | Notional |
|---|---|---|---|
| Options | Securities owned, at fair value | $ 6,771,259 | $ 2,190,710,250 |

| Liability Derivatives | Financial Statement Location | Fair Value | Notional |
|---|---|---|---|
| Options | Securities sold, not yet purchased, at fair value | $ 8,097,820 | $ 21,699,420,675 |

**Note 4 - Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

Amounts receivables from broker, dealers, and clearing organizations at December 31, 2022, consist of the following:

| | Receivable |
|---|---|
| Receivable from clearing organizations | $ 1,056,781 |
| Clearing organizations fund deposits | 2,380,905 |
| | $ 3,437,686 |

| | Payable |
|---|---|
| Payables to clearing organizations | $ 106,561 |
| Payables to brokers and dealers | 168 |
| | $ 106,729 |

The Company clears transactions through various clearing organizations. Unsettled regular way trades relate to amounts receivable from and payable to clearing organizations for positions that had not yet reached settlement date.

As a large portion of the Company's trades and contracts are cleared through a clearing organization and settled daily the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continuously reviews the credit quality of its counterparties.

**Note 5 - Fair Value Measurements**

The Company utilizes various methods to measure the fair value of investments on a recurring basis. U.S. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement dates. The three level of inputs are:

Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included with Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on managements' own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities owned and securities sold not yet purchased consist of US exchange traded equities – common stock and options, are traded on national securities exchange and are valued at the last sales price on the date of determination or, if no sales occurred on such day, at the last closing bid price if held long and the last closing asked price if held short. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input, to the fair value measurement in its entirety, requires substantial judgement and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate. Changes to these inputs can have a significant impact on fair value measurements. Transfers in or out of levels are recognized based on the beginning fair value of the year in which they occur. For the year ended December 31, 2022, there were no transfers between levels in the fair value hierarchy. The Company's common stock and options owned and sold, not yet purchased are valued as Level 1 securities of December 31, 2022.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2022:

| | Fair Value Measurement December 31, 2022 | | | |
| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| ASSETS | | | | |
| Securities owned | | | | |
| Common stocks | $ 4,889,051 | $ - | | $ 4,889,051 |
| Options | 6,771,259 | - | - | 6,771,259 |
| | 11,660,310 | - | - | 11,660,310 |
| | | | | |
| LIABILITIES | | | | |
| Securities sold, not yet purchased | | | | |
| Common stocks | $ 1,256,502 | $ - | $ - | $ 1,256,502 |
| Options | 8,097,820 | - | - | 8,097,820 |
| | $ 9,354,322 | $ - | $ - | $ 9,354,322 |

## Note 6 - Net Capital Requirements

The Company is subject to minimum net capital requirement under CFTC Regulation 1.10(j) of $1,000,000 minimum as a futures commission merchant ("FCM") or $45,000 as an introducing member. The Company was required by NFA to maintain a $1,000,000 as minimum net capital requirement while its FCM application was pending membership as of December 31, 2022.

As a registered clearing broker dealer, the Company is subject to the minimum net capital requirement under SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $250,000.

The Company has elected to use the CFTC method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $1,000,000. At December 31, 2022, the Company had net capital, as defined, of $14,144,469 which was $13,144,469 in excess of its required net capital of $1,000,000.

## Note 7 – Line of Credit

The Company has an ongoing secured financing arrangement with the Bank of Montreal that permits the Company to borrow on an open basis an amount up to $10,000,000, bearing interest at Fed Funds rate plus 1.50% annually. All borrowings are fully secured by securities pledged to the lender and are subject to repayment on demand. The loans have no defined maturity for this arrangement and can be repaid on a demand basis by lender. There were no borrowings under this arrangement during the year. There was no outstanding principal balance at December 31, 2022.

The Company is required to pay an unused balance fee of 50bps on the average daily unused portion of the loan.

## Note 8 – Related Party Transactions

The Company engages in various securities transactions with its affiliate, Velocity Clearing, LLC ("Clearing").

At December 31, 2022, assets and liabilities with Clearing consist of:

| | | | |
|---|---|---:|---:|
| Assets | | | |
| Securities borrowed | | $ | 1,390,800 |
| Securities borrowed rebate receivable included in Other assets | | | 79,237 |
| | Total assets | $ | 1,470,037 |
| | | | |
| Liabilities | | | |
| Securities loaned | | $ | 3,860,600 |
| Securities loaned rebate payable included in Accrued expenses and other liabilities | | | 96,877 |
| Payable to broker, dealers and clearing organizations | | | 169 |
| Accounts payable | | | 61,194 |
| | Total liabilities | $ | 4,018,840 |

The Company has a $15,000,000 unsecured line of credit agreement with Clearing bearing an interest rate of current month Fed Funds on date when funds are borrowed. This agreement was not drawn upon during 2022.

The Company opened a trading account for equity and options activities with Clearing in December 2022. The account had a net balance of $145 as of December 31, 2022.

The Company had an outstanding payable of $70,887 with VCT at December 31, 2022, which was included in Accounts payable in the Statement of Financial Condition.

**Note 10 – Collateralized Agreements**

The Company enters into securities borrowed and securities loaned transactions to, among other things, settle other securities obligations, accommodate customers' needs and conduit matched book activities. The Company monitors the fair value of the underlying securities as compared with the related receivable or payable, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

In accordance with applicable accounting guidance, there were no eligible items for netting. All securities borrowed and securities loaned transactions were executed on a overnight or open basis, with rights to terminate by either counterparty. At December 31, 2022, the underlying collateral for securities borrowed and securities lending transactions were U.S. denominated equities.

At December 31, 2022, the approximate fair values of collateral received which may be sold or repledged by the Company were:

| | | |
|---|---:|---:|
| Fair value of collateral related to securities borrowed transactions | $ | 6,488,908 |
| Total | $ | 6,488,908 |

At December 31, 2022, the approximate fair values of the portion of collateral received that were sold or repledged by the Company were:

| | | |
|---|---|---|
| Fair value of collateral related to securities loaned transactions | $ | 8,978,995 |
| Total | $ | 8,978,995 |

## Note 11 – Risks and Uncertainties

**Credit Risk and Financial Instruments with Off Balance Sheet Risk**

In the normal course of business, the Company executes and settles securities financing activities with securities lending counterparties. These securities transactions are on a cash basis performed under a master securities lending agreement. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing fair value prices. The Company may from time to time be exposed to concentrated credit risk at the industry or geographic level, potentially exposing the Company to a single market or political event or correlated set of events. To the extent allowable, the Company has entered into master netting arrangements to mitigate credit risk of financial instruments, which has the potential to reduce the Company's maximum amount of loss due to credit risk for its securities lending business.

The Company's exposure to credit risk associated with the nonperformance of these securities lending counterparties in fulfilling their contractual obligations pursuant to these activities can be directly impacted by volatile trading markets which may impair the ability of the securities lending counterparties to satisfy their obligations to the Company.

Financial Accounting Standards Board ("FASB") FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

Financial assets measured at amortized cost basis that are eligible for the collateral maintenance practical expedient. Many of the Company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient when eligible. The Company determines if it is eligible for the collateral maintenance provision practical expedient, considers the credit quality of these assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. Under the collateral maintenance provision practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. When the fair value of the collateral is less than the amortized cost basis of the financial assets, and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the Company establishes an allowance for credit losses for the unsecured amount of the amortized cost basis. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

**Operational Risk**

As a major intermediary in the financial markets, the Company is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back-office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include but are not limited to:

· Operational/Settlement Risk — the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement, or the inability to process large volumes of transactions.

· Technological Risk — the risk of loss attributable to technological limitations and hardware failure that constrain the Company's ability to gather, process and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must continue to address the technological implications that will result from regulatory and market changes.

· Legal/Documentation Risk — the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements), or errors that result in noncompliance with applicable legal and regulatory requirements.

· Financial Control Risk — the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors and regulators is free of material errors.

**Additional Risks**

Financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient. For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. There was no credit loss at December 31, 2022.

Securities Borrowed and Securities Loaned Activities
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. Interest on such transactions is accrued and reported as securities borrowed rebate interest in Other assets and Accrued expenses and other liabilities, respectively. The market value of securities borrowed, and securities loaned are monitored, with additional collateral obtained or returned to ensure full collateralization. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables and securities loaned, respectively. The Company has established policies and procedures for mitigating credit risk on securities borrowed and securities loaned transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with these activities by daily monitoring collateral values and requiring additional collateral to be deposited or returned with the Company as permitted under contractual provisions.

Receivables from and Payables to Broker-Dealers, and Clearing Organizations

The Company's receivables from and payables to broker and dealers and clearing organizations include amounts receivable from unsettled trades, including amounts receivable for securities failed to deliver, securities failed to receive, accrued interest receivables/payables and cash deposits. A portion of the Company's trades and contracts is cleared through a clearing organization and an unaffiliated broker-dealer for certain business. This settlement activity is settled daily between the clearing organization and unaffiliated clearing broker-dealer and the Company. Due to this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. The Company maintains awareness of the creditworthiness of the clearing organizations and brokers and dealers.

Receivables from Securities Locate Services

Receivables from securities locate services are reported in receivables from brokers-dealers in the statement of financial condition. The Company's receivables primarily consist of fees earned from revenue transactions. Substantially all of these receivables are accounted for at amortized cost, which generally approximates fair value. The Company evaluates collectability based upon evaluation of counterparty credit risk, historical losses, current conditions, reasonable and supportable forecasts. The Company does not have an allowance for credit loss recorded as of December 31, 2022.

**Litigation**

The nature of the Company's business subjects it to claims, lawsuits and regulatory examinations and other proceedings in the ordinary course of business. As of December 31, 2022, there were no unasserted claims or assessment that management is aware of or legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

**Note 12 - Subsequent Events**

The Company made a capital withdrawal paid to Parent of $1,250,000 on January 18, 2023.

On February 15, 2023, the Company notified the National Futures Association to withdraw its FCM application. The Company will adhere to the SEC minimum net capital requirement of $250,000 as of this date.

As of the date the financial statements were issued, management has determined that no other subsequent events have occurred after December 31, 2022, which require recognition or disclosure in the financial statements.

*******